a) 11   Computation of per share earnings 03/31/2001

                   Shaw International, Inc.
              Weighted Average Shares Outstanding
                       March 31, 2001         March 31, 2000

Weighted Average Shares      11,230,000          5,230,000

Net Loss                        $617              $2602

Net Loss Per Share          0.0001                 $0.0005